July 8, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Christian Windsor, Special Counsel

Re:	First BanCorp. Preliminary Proxy Statement on Schedule 14A Filed June 28, 2011 Current Report on Form 8-K Filed June 2, 2011 Current Report on Form 8-K Filed June 29, 2011 File Number: 001-14793
Dear Mr. Windsor:
     This letter responds to your letter dated July 7, 2011 to First BanCorp (the “Corporation”) regarding the above referenced filings. Set forth below in italics are the comments contained in your letter, together with our responses. As we discussed, once the Staff has reviewed this response letter, we will file the amended proxy statement as appropriate.
Preliminary Proxy Statement on Schedule 14A
General
1.	Please revise the proxy to include financial statements under Item 13 of Schedule 14A. Alternatively, provide us with your legal and factual analysis supporting your conclusion that audited financial statements are not required. In particular, we note that the private sales of common stock are necessary conditions for the exercise of your agreement with the U.S. Treasury to exchange your preferred shares for common stock. Please consider Note A to Schedule 14A, and Item 11 and 13 for both transactions.
Response: We believe that Note A to Schedule 14A can be read to require information about the issuance of common stock to the U.S. Treasury through the Corporation’s right to compel the conversion of the U.S. Treasury’s Series G Preferred Stock into common stock

Christian Windsor
U.S. Securities and Exchange Commission
July 8, 2011

because the stockholders’ vote on the proposal to issue shares of Common Stock to institutional investors in the capital raise will entitle the Corporation to compel such conversion. Accordingly, information about the issuance of the shares to the U.S. Treasury is required by Item 11. We believe that we have included all of the information required by Item 11 with respect to the issuance of common stock upon the conversion of the Series G Preferred Stock.
Item 12 is not applicable to the issuance of shares to the U.S. Treasury because the transaction in which the shares of common stock will be issued is a conversion pursuant to the terms of the Series G Preferred Stock. The conversion is not an “exchange” of securities.
We do not believe that the proxy statement must include the financial information required by Item 13. Instruction 1 to Item 13 provides that the financial information required by Item 13 may be omitted when it is regarded as “not material for the exercise of prudent judgment in regard to the matter to be acted upon.” Further, Instruction 1 states that “[i]n the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”
The absence of any reference to a conversion in Instruction 1 to Item 13 is consistent with the SEC’s distinct treatment of conversions and exchanges. For example, an issuer can use Form S-3 for the registration of shares underlying convertible securities but must use a Form S-4 for an exchange of securities.
In our view, the exception from the need for financial statements when the matter relates to the issuance of common stock applies to the issuance of shares of common stock to the U.S. Treasury pursuant to the Corporation’s right under the specific terms of the Certificate of Designations for the Series G Preferred Right to compel the conversion of the Series G Preferred Stock into common stock. The ability of the Corporation to compel conversion of the U.S. Treasury’s Series G Preferred Stock is not the same as or similar to any of the transactions that are excepted from the relief from the presentation of financial information pursuant to Instruction 1 of Item 13 when common stock is being issued. A conversion is not “an exchange . . . or similar transaction.” The conversion of the Series G Preferred Stock is provided for by the terms of the Series G Preferred Stock.

Christian Windsor
U.S. Securities and Exchange Commission
July 8, 2011

In addition, in our view, the financial statements are not “material for the exercise of prudent judgment in regard to the matter to be acted upon.” The impact of the issuances of shares in the capital raise and upon the conversion on the Corporation’s capital ratios is important and is disclosed in the proxy statement both in the narrative discussion as well as in a capitalization table that shows the actual capitalization as of March 31, 2011 and as adjusted for the issuances of shares of common stock. Furthermore, the stockholders do not need the financial statements to determine whether common stock should be issued in the capital raise or to understand the conversion.
Proposal to Issue Common Stock to Institutional Investors
Overview and Reason for Proposal, page 8
2.	Revise your disclosure to identify the 9.9% investor and the counterparties to the subscription agreements, or please tell us why you are not required to identify these parties.
Response: The proxy statement will be revised to disclose the identity of the 9.9% investor. We had not identified that investor or any of the counterparties to the subscription agreements for the following reasons: (1) we did not think that such private equity investors’ identities were material to investors given that (a) none of those investors had any material relationships with the Corporation, (b) none of them would acquire enough shares individually to exercise influence over the Corporation, and (c) none of the investors were acting together in connection with the capital raise except that their purchases were contingent on the Corporation selling at least $500 million of common stock and (2) those investors had objected to being identified. In addition, we viewed the Staff’s position in CDI 102.02 of the Compliance and Disclosure Interpretations under the Form 8-K as an analogous situation in which the identity of a purchaser of stock did not have to be disclosed. Given the requirement that any investor file a report on Schedule 13D if the investor acquires more than 5% of a corporation’s common stock, however, the Corporation has determined that it will disclose the identity of any investor that will acquire more than 5% of the Corporation’s common stock. The 9.9% investor, which has recently agreed to be disclosed, is the only investor that has agreed to purchase enough shares that would require it to file a Schedule 13D after the capital raise.
Proposed Issuance of Shares to THL, Oaktree and Other Investors, page 12
3.	We note your disclosure in the last paragraph on page 14 that you entered into Expense Reimbursement Agreements with THL and Oaktree. Please file these agreements in an 8-K or please tell us why you are not required to do so.

Christian Windsor
U.S. Securities and Exchange Commission
July 8, 2011

Response: The Corporation did not file the Expense Reimbursement Agreements because it disclosed the financial obligations required by those agreements in the proxy statement and did not believe that the agreements themselves were material to investors. Nevertheless, the Corporation will amend the reports on Form 8-K to file the Expense Reimbursement Agreements as exhibits.
Rights Offering, page 18
4.	Revise to disclose the anticipated timing of the Rights Offering.
Response: The proxy statement will be revised in accordance with this comment to state that the Rights Offering will commence immediately after the Special Meeting of Stockholders, assuming the registration statement for the Rights Offering has been declared effective by the Staff.
Pro Forma Effects of the Transactions, page 19
5.	Please add a column to the table that shows the pro forma effects of the Rights Offering.
Response: The capitalization table on p. 20 does reflect the Rights Offering in the column titled “Pro forma and as adjusted $550MM Capital Raise.” We will clarify that title to say “Pro forma for Capital Raise and as adjusted for Rights Offering.” In addition, we will revise the pro forma table of equity ownership on p. 19 to add a column to reflect the ownership of the stockholders as of July 5, 2011 after the Rights Offering, assuming that all of the shares offered in the Rights Offering are acquired and THL, Oaktree and the 9.9% investor exercise their anti-dilution rights as a result of the Rights Offering.
No Appraisal Rights or Preemptive Rights, page 21
6.	We note your disclosure that your stockholders are not entitled to appraisal rights or preemptive rights with respect to the propose issuance. Please also include this information in Questions and Answers About the Special Meeting.
Response: The proxy statement will be revised in accordance with this comment.
Recommendation of the Board of Directors, page 21
7.	Revise this section, or another appropriate section of the proxy, to explain how the board considered the discount to the then current market value implied by the $3.50 sales price in the share purchase agreements in recommending that shareholders approve the transactions.
Response: The penultimate paragraph of the section of the proxy statement entitled “Capital Raising Efforts” will be revised in accordance with this comment to read as follows, with the

Christian Windsor
U.S. Securities and Exchange Commission
July 8, 2011

new language in bold:
“In connection with the efforts to raise capital privately, the Corporation’s Strategic Planning Committee (the “Committee”), which is composed of four independent directors, including the Chairman of the Board, and three management members, the chief executive officer, the chief financial officer and the general counsel, and the Board, with the assistance of Sandler O’Neill & Co., LLP (“Sandler O’Neill”), its financial advisor, engaged in conversations with a number of entities, including private equity firms, and considered and carefully analyzed a number of proposals received by the Corporation from possible investors to acquire our Common Stock. Certain of the proposals were rejected by the Board in view of the fact that they were either subject to conditions that were considered too onerous to achieve (such as the renegotiation of the terms of the Series G Preferred Stock and the warrant with the U.S. Treasury) or contemplated transactional steps or structures that were deemed inoperative or lacking in viability. Other proposals received by the Committee were given significant consideration and were ultimately rejected because of concerns about their impact on the value of the Corporation’s Common Stock or because of a request that the Corporation negotiate with those possible investors on an exclusive basis. The Board determined that, given the obstacles and other contingencies to completion of the sales contemplated by, and other risks related to, those alternative proposals and despite the fact that the THL proposed $3.50 per share purchase price was at a discount to the closing price of the Corporation’s Common Stock on May 26, 2011 of $4.99, the THL proposal was the most favorable to the stockholders. In reaching this conclusion, the Board also chose this proposal because it believed that it was the most appropriate way to comply with the Capital Plan it submitted to its banking regulators pursuant to the Agreements. ”
Current Report on Form 8-K Filed June 2, 2011
Exhibit 10.1
8.	We note that you have not filed the exhibits and schedules to this agreement. Please file an amendment to your 8-K that includes this agreement in its entirety.
Response: The Corporation did not file the exhibits and schedules with the report on Form 8-K because they had not been finalized at the time of the filing of the Form 8-K but it expected to file the complete agreement at least with the quarterly report on Form 10-Q for the quarter in which the agreement was executed. Given that the exhibits and schedules have been finalized, the Corporation will file an amendment to the Form 8-K that includes the complete agreement.
Current Report on Form 8-K Filed June 29, 2011
Item 1.01. Entry into a Material Definitive Agreement

Christian Windsor
U.S. Securities and Exchange Commission
July 8, 2011

9.	Please amend your 8-K to disclose the names of the investors and private equity firms described in the fourth and fifth paragraphs of this Item, or please tell us why you are not required to do so.
Response: Although, for the reasons set forth in the response to Comment 2, we believe that the identities of those investors are not material to investors, the Corporation will file an amended Form 8-K that identifies the 9.9% investor. The Corporation filed the form of subscription agreement on a voluntary basis, notwithstanding its view that the identities of the counterparties to the subscription agreements were not material.
Exhibits 10.1 and 10.2
10.	We note that you have not filed the exhibits and schedules to these agreements. Please file the entire agreements, including exhibits and schedules, in your amended 8-K. Also, please provide us with your analysis supporting your conclusion that it was appropriate to not identify the counterparty to the purchase contract filed as Exhibit 10.2 to the 8-K filed June 29, 2011.
Response: The Corporation will file an amendment to the Form 8-K to file the complete agreement with the 9.9% investor, including exhibits and schedules[, which are now final]. The Corporation did not identify the 9.9% investor in the Form 8-K for the reasons set forth in the response to Comment 2.
Exhibits 10.2 and 10.3
11.	We note that you have redacted certain information in these agreements. Please file these agreements in their entirety, or please submit an application for confidential treatment for the information that you have omitted from these exhibits.
Response: Exhibit 10.2 will be filed in its entirety as an exhibit to an amended Form 8-K. The Corporation did not redact any part of the form of agreement filed as Exhibit 10.3, which it voluntarily filed notwithstanding the Corporation’s view, for the reasons set forth in the response to Comment 2, that the subscription agreements were not material agreements.
* * * * *
We acknowledge that:
•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Christian Windsor
U.S. Securities and Exchange Commission
July 8, 2011

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact me at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Very truly yours,

/s/ Lawrence Odell Lawrence Odell
Executive Vice President and General Counsel

cc:	Linda L. Griggs